SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

EMPLOYEE INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48034

(248) 354-7700

The Plan holds shares of common stock (without par value) of

Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

EMPLOYEE INVESTMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Programs Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Employee Investment Program as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 14, 2004

Federal-Mogul Corporation

Employee Investment Program

Statement of Net Assets Available for Plan Benefits

	December 31
	2003	2002
Assets
Receivables:
Participant loans	$9,959,442	$9,129,209
Company contributions	66,087	—
Participant contributions	181,672	—
Participant loan interest	9,781	—

Total Receivables	10,216,982	9,129,209

Investments in Master Trust (See Note 6)	215,698,640	190,617,758

Transfer due from other Company investment program	—	35,213

Total Assets	225,915,622	199,782,180

Liabilities
Forfeited accounts owed to the Company (See Note 1)	134,239	—

Net Assets Available for Plan Benefits	$225,781,383	$199,782,180

See notes to financial statements

Federal-Mogul Corporation

Employee Investment Program

Statement of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31
	2003	2002
Additions
Dividends and interest	$7,747,208	$7,739,616
Participant contributions	13,502,523	15,237,880
Company matching contributions	1,337,838	879,940
Company pension contributions	3,388,747	3,419,086

Total Additions	25,976,316	27,276,522

Deductions
Benefits paid to participants	22,587,482	29,226,652
Other	585,466	(402,541)

Total Deductions	23,172,948	28,824,111

Net realized/unrealized appreciation/(depreciation) in fair value of investments in Master Trust (See Note 6)	19,529,167	(23,220,906)
Net transfers from/(to) other Company investment programs	3,666,668	(1,345,901)

Net increase/(decrease)	25,999,203	(26,114,396)

Net assets available for plan benefits at beginning of year	199,782,180	225,896,576

Net Assets Available for Plan Benefits at End of Year	$225,781,383	$199,782,180

See notes to financial statements

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation Employee Investment Program (the “Plan”). On January 1, 2002, the Plan was amended and restated in its entirety. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which provides eligible hourly employees of the Company with a program for making voluntary pre-tax and after-tax contributions. Substantially all domestic hourly employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On March 31, 2003, and May 6, 2003 the Plan received assets from other Company investment programs, the Bentley-Harris Manufacturing Company Local 390 Employees 401(k) Plan and the Supermet Independent Employee 401(k) Plan, respectively. On June 30, 2003 assets were transferred to the Plan from the Metal Leve, Inc. 401(k) Plan, another Company investment program. On December 3, 2003 the Plan also received assets from the AE Goetze Sparta “A” 401(k) Plan and the AE Goetze Sparta “B” 401(k) plan, both investment programs of the Company.

On December 6, 2002, the Plan transferred all plan assets from The State Street Bank and Trust (the “Predecessor Trustee”) to Fidelity Management Trust Company (the “Trustee”).

On October 30, 2002, the Company appointed Fiduciary Counselors Inc. as the independent fiduciary to manage the Plan’s investment in the Company’s Common Stock (“Common Stock”). In its role as an independent fiduciary, Fiduciary Counselors Inc. has the authority to continue, restrict, or terminate the investment of Common Stock within the Plan.

On October 1, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan.

Master Trust

The Plan invests in a master trust. The Plan’s assets are administered under the terms of the master trust agreement (the “Master Trust”) between the Company and the Trustee. The Master Trust agreement provides, among other things, that the Trustee safekeeps all investments, and keeps account for all investments, receipts, and disbursements, benefit payments, and other transactions.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Effective November 2001, Company matching contributions for all hourly employees not covered under a collective bargaining agreement were suspended. For all hourly employees that are covered under a collective bargaining agreement, Company matching contributions continued as specified in the respective labor agreements. Plan provisions for the various business operations follow:

Location Name:	Allentown, PA	Athens, AL	Avilla, IN	Berkeley, MO	Blacksburg, VA	Boaz, AL	Boyertown, PA
Union/Non-Union	Non-Union	Non-Union	Non-Union	Union	Union	Non-Union	Union
Company match (% of participant contribution)	50%	50%	50%	N/A	N/A	50%	N/A

Match is currently suspended	Yes	Yes	Yes	N/A	N/A	Yes	N/A

Matching amount (% of participant compensation)	8%	8%	8%	N/A	N/A	8%	N/A

Pension contribution per hour	$0.46	N/A	$0.32-$0.70	$0.55	N/A	$0.40-$0.56	$0.75-$0.95

Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	N/A	0%	0%
less than 3	25%	25%	25%	25%	N/A	25%	25%
less than 4	50%	50%	50%	50%	N/A	50%	50%
less than 5	75%	75%	75%	75%	N/A	75%	75%
5 or more	100%	100%	100%	100%	N/A	100%	100%

Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	A.S.A.P.	A.S.A.P.	N/A	N/A	A.S.A.P.	N/A
Eligibility for pension contribution	A.S.A.P.	N/A	A.S.A.P.	A.S.A.P.	N/A	A.S.A.P.	A.S.A.P.

Location Name:	Brighton, MA	Burlington, IA	Cambridge, OH	Chicago, IL	Dayton, OH	Dumas, AK	El Paso, TX
Union/Non-Union	Non-Union	Union	Union	Union	Union	Non-Union	Non-Union
Company match (% of participant contribution)	50%	N/A	N/A	N/A	50%	50%	50%

Match is currently suspended	Yes	N/A	N/A	N/A	No	Yes	Yes

Matching amount (% of participant compensation)	8%	N/A	N/A	N/A	8%	8%	8%

Pension contribution per hour	$0.34-$0.60	N/A	N/A	$0.40-$0.75	N/A	$0.30-$0.49	N/A

Vesting Schedule
Years of Service
less than 2	0%	N/A	N/A	0%	0%	0%	0%
less than 3	25%	N/A	N/A	25%	25%	25%	25%
less than 4	50%	N/A	N/A	50%	50%	50%	50%
less than 5	75%	N/A	N/A	75%	75%	75%	75%
5 or more	100%	N/A	N/A	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	N/A	N/A	N/A	90 days	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	A.S.A.P.	N/A	N/A	A.S.A.P.	N/A	A.S.A.P.	N/A

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Location Name:	El Paso, TX (SPG)	Exton, PA	Flowery Branch, GA	Frankfort, IN	Glasgow, KY	Gordonsville, TN	Grand Haven, MI
Union/Non-Union	Non-Union	Union	Non-Union	Union	Non-Union	Non-Union	Non-Union

Company match (% of participant contribution)	50%	50%	50%	50%	50%	50%	50%

Match is currently suspended	Yes	No	Yes	No	Yes	Yes	Yes

Matching amount (% of participant compensation)	8%	6%	8%	8%	8%	8%	8%

Pension contribution per hour	N/A	N/A	N/A	N/A	$0.20-$0.45	N/A	N/A

Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	0%	25%	0%	25%	25%	25%
less than 4	50%	100%	50%	0%	50%	50%	50%
less than 5	75%	100%	75%	0%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	90 days	A.S.A.P.	60 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	90 days	A.S.A.P.	60 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	N/A	N/A	N/A	N/A	A.S.A.P.	N/A	N/A

Location Name:	Greenville, MI Local 2017	Greenville, MI Local 1158	Greenville, MI Non- Union	Hampton, VA	LaGrange, GA	Lake City, MN	Logansport, IN
Union/Non-Union	Union	Union	Non-Union	Non-Union	Non-Union	Union	Union
Company match (% of participant contribution)	50%	50%	50%	50%	50%	20%	50%

Match is currently suspended	No	No	Yes	Yes	Yes	No	Yes

Matching amount (% of participant compensation)	8%	8%	8%	8%	8%	6%	8%

Pension contribution per hour	$0.25	$0.35	N/A	$0.35-$0.60	N/A	$0.32-$0.82	N/A

Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%

Eligibility to participate	90 days	60 days	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for Company match	1 year	1 year	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	1 year
Eligibility for pension contribution	90 days	60 days	N/A	A.S.A.P.	N/A	A.S.A.P.	N/A

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Location Name:	Malden, MO	Manitowoc, WI	Maryville, MO	Maysville, KY	Michigan City, IN	Orangeburg, SC Friction	Orangeburg, SC Pistons
Union/Non-Union	Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Union

Company match (% of participant contribution)	N/A	50%	50%	50%	50%	50%	50%

Match is currently suspended	N/A	Yes	Yes	Yes	Yes	Yes	No

Matching amount (% of participant compensation)	N/A	8%	8%	8%	8%	8%	8%

Pension contribution per hour	N/A	N/A	$0.42-$0.49	N/A	$0.42-$0.75	$0.30-$0.40	N/A

Vesting Schedule
Years of Service
less than 2	N/A	0%	0%	0%	0%	0%	0%
less than 3	N/A	25%	25%	25%	25%	25%	25%
less than 4	N/A	50%	50%	50%	50%	50%	50%
less than 5	N/A	75%	75%	75%	75%	75%	75%
5 or more	N/A	100%	100%	100%	100%	100%	100%

Eligibility to participate	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for Company match	N/A	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for pension contribution	N/A	N/A	A.S.A.P.	N/A	A.S.A.P.	A.S.A.P.	N/A

Location Name:	Orland, IN	Scottsville, KY	Sevierville, TN	Skokie, Il	Smithville, TN Distribution	Smithville, TN Friction	Solon, OH
Union/Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union

Company match (% of participant contribution)	50%	50%	50%	50%	50%	50%	50%

Match is currently suspended	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Matching amount (% of participant compensation)	8%	8%	8%	8%	8%	8%	8%

Pension contribution per hour	N/A	$0.20-$0.24	$0.38-$0.59	N/A	$0.37	N/A	$0.24-$0.28

Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	N/A	A.S.A.P.	A.S.A.P.	N/A	A.S.A.P.	N/A	A.S.A.P.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Location Name:	South Bend, IN	Sparta, TN	St. Johns, MI	Summerton, SC	Sumter, SC	Tullahoma, TN
Union/Non-Union	Non-Union	Non-Union	Union	Non-Union	Non-Union	Non-Union

Company match (% of participant contribution)	50%	50%	25%	50%	50%	50%

Match is currently suspended	Yes	Yes	No	Yes	Yes	Yes

Matching amount (% of participant compensation)	8%	8%	6%	8%	8%	8%

Pension contribution per hour	N/A	$0.41-$0.64	$0.10	N/A	N/A	$0.39-$0.58

Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	0%	25%	25%	25%
less than 4	50%	50%	0%	50%	50%	50%
less than 5	75%	75%	0%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	N/A	A.S.A.P.	90 days	N/A	N/A	A.S.A.P.

Location Name:	Van Wert, OH	Waupun, WI	Weston, FL	Winchester, VA	All others
Union/Non-Union	Union	Non-Union	Non-Union	Union	Non-Union

Company match (% of participant contribution)	50%	50%	50%	25%	50%

Match is currently suspended	No	Yes	Yes	No	Yes

Matching amount (% of participant compensation)	8%	8%	8%	6%	8%

Pension contribution per hour	N/A	N/A	N/A	N/A	N/A

Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%

Eligibility to participate	90 days	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.
Eligibility for Company match	90 days	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.
Eligibility for pension contribution	N/A	N/A	N/A	N/A	N/A

“A.S.A.P.”	indicates as soon as adminstratively possible
“N/A”	indicates not applicable

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special vesting provisions will become effective if the Plan is determined to be “top-heavy” pursuant to the Internal Revenue Code.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan (continued)

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance.

Investment Options

The Plan provides for 24 investment options which includes the following funds:

•	Fidelity Asset Manager Fund

•	Fidelity Asset Manager: Growth Fund

•	Fidelity Asset Manager: Income Fund

•	Stable Value Fund

•	PIMCO Total Return Bond Fund

•	Fidelity Low-Priced Stock Fund

•	Fidelity Dividend Growth Fund

•	Fidelity Mid-Cap Stock Fund

•	Fidelity Diversified International Fund

•	Fidelity U.S. Bond Index Fund

•	PIMCO Foreign Bond Fund

•	Spartan U.S. Equity Index Fund

•	Dreyfus Small Cap Stock Index Fund

•	Columbia Acorn Fund—Class Z

•	T. Rowe Price Mid-Cap Growth Fund

•	The Oakmark Select Fund

•	Dodge & Cox Stock Fund

•	Royce Opportunity Fund

•	AMCAP Fund – Class R4

•	Dreyfus Mid-Cap Index Fund

•	Spartan International Index Fund

•	GMO Emerging Countries Fund

•	Federal-Mogul Common Stock (closed to new investments)

•	Brokerage Account

Effective August 31, 2001, employees were not permitted to make additional investments in Federal-Mogul Common Stock.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan (continued)

Participant Loans Receivable

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts will be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution, or periodic installments.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in all the investment funds, except the Stable Value Fund, are valued at quoted market prices. The Stable Value Fund is valued at fair market value as determined by Fidelity Management Trust Company. The Participant Loans are valued at their outstanding values, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the plan are paid by the Trust unless paid by the Company or the Participants. No expenses are paid from the Trust unless such payment is permitted by law.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 method of presentation.

3.	Party-In-Interest Transactions

Certain Plan investments were held by the Master Trust administered by the Predecessor Trustee. There were no shares of common stock of the Company purchased during 2003 or 2002 by the Trust.

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document, to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Investments in Master Trust

The Plan’s investments were held by the Master Trust administered by the Trustee, Fidelity Trust Management Company at December 31, 2003 and 2002. The Plan held approximately a 43% share in the Master Trust at both December 31, 2003 and 2002.

The fair value of net assets of the trusts were as follows:

	December 31
	2003	2002
Assets
Receivables:
Participant loans	$15,397,094	$14,895,629
Company contributions	66,087	—
Participant contributions	731,340
Participant loan interest	21,971	—

Total Receivables	16,216,492	14,895,629

Investments:
Fidelity Asset Manager Fund	1,341,885	229,250
Fidelity Asset Manager: Growth Fund	998,469	24,328
Fidelity Asset Manager: Income Fund	1,652,794	41,353
Stable Value Fund	187,033,710	186,718,689
PIMCO Total Return Bond Fund	77,273,447	81,305,816
Fidelity Low-Priced Stock Fund	42,984,795	29,455,113
Fidelity Dividend Growth Fund	113,595,714	96,068,926
Fidelity Mid-Cap Stock Fund	40,026,942	30,793,427
Fidelity Diversified International Fund	24,160,137	16,832,133
Fidelity U.S. Bond Index Fund	2,211,874	1,874,661
PIMCO Foreign Bond Fund	415,198	47,187
Spartan U.S. Equity Index Fund	1,629,796	48,144
Dreyfus Small Cap Stock Index Fund	485,436	59,979
Columbia Acorn Fund - Class Z	1,463,747	95,137
T. Rowe Price Mid-Cap Growth Fund	1,532,778	113,601
The Oakmark Select Fund	2,877,617	259,405
Dodge & Cox Stock Fund	3,693,706	214,662
Royce Opportunity Fund	1,904,552	29,989
AMCAP Fund—Class R4	1,114,004	68,112
Dreyfus Mid Cap Index Fund	776,644	167,960
Spartan International Index Fund	165,731	16,207
GMO Emerging Countries Fund	934,372	18,263
Federal-Mogul Common Stock	1,611,080	2,157,673
Brokerage Account	5,023,949	2,916,610

Total investments of the Master Trust	514,908,377	449,556,625

Total assets of the Master Trust	531,124,869	464,452,254

Liabilities
Forfeited accounts owed to the Company	366,672	—

Total net assets of the Master Trust	$530,758,197	$464,452,254

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

During the year ended December 31, 2003 and the period from November 25, 2002 through December 31, 2002, the Master Trust held at Fidelity had net investment income of $16,761,791 and $4,113,560 respectively, and had net realized and unrealized appreciation/(depreciation) in the fair value of investments of $53,232,162 and $(9,156,975), respectively, as follows:

	Net Investment Income for the Year Ended December 31, 2003	Net Realized and Unrealized Appreciation/(Depreciation) in Fair Value for the Year Ended December 31, 2003
Fidelity Asset Manager Fund	$18,852	$111,811
Fidelity Asset Manager: Growth Fund	19,594	67,523
Fidelity Asset Manager: Income Fund	20,769	89,195
Stable Value Fund	9,644,402	—
PIMCO Total Return Bond Fund	3,782,764	326,675
Fidelity Low-Priced Stock Fund	557,885	11,579,448
Fidelity Dividend Growth Fund	911,957	20,701,219
Fidelity Mid-Cap Stock Fund	166,111	9,748,083
Fidelity Diversified International Fund	295,291	6,842,418
Fidelity U.S. Bond Index Fund	135,554	(10,447)
PIMCO Foreign Bond Fund	19,309	(10,461)
Spartan U.S. Equity Index Fund	14,714	261,620
Dreyfus Small Cap Stock Index Fund	1,211	63,506
Columbia Acorn Fund - Class Z	1,139	244,270
T. Rowe Price Mid-Cap Growth Fund	—	217,538
The Oakmark Select Fund	8,581	356,646
Dodge & Cox Stock Fund	60,019	590,827
Royce Opportunity Fund	76,381	311,174
AMCAP Fund - Class R4	388	149,642
Dreyfus Mid Cap Index Fund	6,875	109,302
Spartan International Index Fund	2,949	26,459
GMO Emerging Countries Fund	19,356	113,304
Federal-Mogul Common Stock	—	(23,099)
Brokerage Account	—	1,365,509

	15,764,101	53,232,162
Participant loans	997,690	—

	$16,761,791	$53,232,162

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

Period from November 25, 2002 through December 31, 2002	Net Investment Income/(Loss) During Period	Net Realized and Unrealized (Depreciation) in Fair Value During Period
Fidelity Asset Manager Fund	$2,092	$(4,488)
Fidelity Asset Manager: Growth Fund	679	(1,224)
Fidelity Asset Manager: Income Fund	88	(240)
Stable Value Fund	681,796	—
PIMCO Total Return Bond Fund	2,768,140	(1,513,624)
Fidelity Low-Priced Stock Fund	(20)	(640,680)
Fidelity Dividend Growth Fund	386,619	(4,394,352)
Fidelity Mid-Cap Stock Fund	370	(1,049,405)
Fidelity Diversified International Fund	126,606	(77,066)
Fidelity U.S. Bond Index Fund	21,743	(106)
PIMCO Foreign Bond Fund	458	(153)
Spartan U.S. Equity Index Fund	10	(264)
Dreyfus Small Cap Stock Index Fund	6	(866)
Columbia Acorn Fund - Class Z	—	(786)
T. Rowe Price Mid-Cap Growth Fund	—	(1,138)
The Oakmark Select Fund	—	(3,276)
Dodge & Cox Stock Fund	1,724	(2,445)
Royce Opportunity Fund	—	(117)
AMCAP Fund - Class R4	1	(975)
Dreyfus Mid Cap Index Fund	3,097	(4,755)
Spartan International Index Fund	73	(10)
GMO Emerging Countries Fund	—	(410)
Federal-Mogul Common Stock	66	(1,194,641)
Brokerage Account	—	(265,954)

	3,993,548	(9,156,975)

Participant loans	120,012	—

	$4,113,560	$(9,156,975)

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

During the period from January 1, 2002 through December 6, 2002, the Master Trust, held at The State Street Bank and Trust, had net investment income of $13,472,206 and had net realized and unrealized depreciation in the fair value of investments of $54,571,024.

Period from January 1, 2002 through December 6, 2002	Net Investment Income/(Loss) During Period	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value During Period
Stable Value Fund	$9,222,171	$—
Bond Fund	2,908,064	2,568,029
Large Cap Equity Fund	(53,881)	(25,556,869)
Mid Cap Equity Fund	46,264	(15,031,567)
Small Cap Equity Fund	282,818	(7,854,486)
International Fund	(7,787)	(3,050,536)
Brokerage Account	—	(876,233)
Federal-Mogul Common Stock Fund	(4,055)	(4,769,362)

	12,393,594	(54,571,024)

Loan Fund	1,078,612	—

	$13,472,206	$(54,571,024)

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the Master Trust held at Fidelity Trust Management Company for the year ended December 31, 2003 and the period from November 25, 2002 through December 31, 2002 are summarized as follows:

	Year Ended December 31, 2003	Period from November 25, 2002 through December 31, 2002
Additions
Dividends and interest	$16,761,791	$4,113,560
Participant contributions	33,975,380	3,441,642
Company contributions	4,732,775	591,830

Total Additions	55,469,946	8,147,032
Deductions
Benefits paid to participants	45,941,174	2,156,683
Administrative expenses	107,680	—
Portion of Company contribution account forfeited upon withdrawal of members	714,523	—

Total Deductions	46,763,377	2,156,683

Net realized/unrealized appreciation/(depreciation) in fair value of investments	53,232,162	(9,156,975)
Transfers from other Company investment programs	4,367,212	—
Transfers from predecessor Trustee	—	467,618,880

Net increase	66,305,943	464,452,254

Net assets available for plan benefits at beginning of period	464,452,254	—

Net assets of Master Trust at end of period	$530,758,197	$464,452,254

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the master trust held by the Predecessor Trustee for the period from January 1, 2002 through December 6, 2002.

Period from January 1, 2002 through December 6, 2002
Additions
Dividends and interest	$13,472,206
Participant contributions	32,107,883
Company contributions	4,344,434

Total Additions	49,924,523
Deductions
Benefits paid to participants	54,517,082
Portion of Company match account forfeited upon withdrawal of members	266,059

Total Deductions	54,783,141
Net realized/unrealized depreciation in fair value of investments	(54,571,024)
Transfers to successor Trustee	(467,618,880)

Net decrease	(527,048,522)

Net assets available for plan benefits at beginning of year	527,048,522

Net assets of Master Trust at end of period	$—

7.	Subsequent Event

Effective January 1, 2004 the Company reinstated employer matching contributions to the Plan.

Federal-Mogul Corporation

Employee Investment Program

EIN: 38-0533580 Plan Number 104

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

The following is a Schedule of Assets Held outside of the Master Trust:

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Current Value
Participant Loans	various terms and interest rates	$9,959,442

		$9,959,442

There were no investment assets reportable as acquired and disposed of during the year.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, The Federal-Mogul Corporation Employee Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004

By:	/S/ DAVID A. BOZYNSKI
David A. Bozynski Retirement Programs Committee, Chairman